Exhibit 99.1

Scotiabank to conduct normal course issuer bid to purchase Common Shares

TORONTO, January 4, 2006 - Scotiabank announced today that the Toronto Stock Exchange (TSX) has accepted its notice of intention to conduct a normal course issuer bid to enable it to purchase up to 50 million Bank of Nova Scotia (BNS) Common Shares. This represents approximately five per cent of the 988,093,325 Common Shares outstanding as of December 31, 2005.

Scotiabank believes that the purchase of its common shares at market prices may be an appropriate use of its funds in light of the potential benefits to remaining shareholders and as a means of offsetting dilution resulting from stock option exercises.

Purchases under the bid may commence on January 6, 2006 and will terminate on January 5, 2007, or on such earlier date as Scotiabank may complete its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX. Purchases will be made on the open market by Scotiabank through the facilities of the TSX in accordance with the rules and policies of the Exchange. The price that Scotiabank will pay for any such shares will be the market price of such shares on the TSX at the time of acquisition. Common Shares purchased under the bid will be cancelled.

Scotiabank has purchased 23,920,400 of its Common Shares within the past 12 months at an average price of $41.47 per share pursuant to its normal course issuer bid commenced on January 6, 2005.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 50,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $314 billion in assets (as at October 31, 2005), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

For further information:
Luc Vanneste, Executive Vice-President and Chief Financial Officer, (416)933-3250; or
Frank Switzer, Public Affairs, (416) 866-7238